UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2021 Third Quarter Preliminary Operating Results

On October 21, 2021, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the third quarter of fiscal year 2021. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by KB Financial Group’s independent auditors and are subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		3Q 2021	2Q 2021	% Change Increase (Q to Q)	3Q 2020	% Change Increase (Y to Y)
Operating revenue	Specified Quarter	16,472,963	12,241,667	34.56	10,533,000	56.39
	Cumulative	46,299,046	29,826,082	—	40,529,908	14.23
Net operating profit	Specified Quarter	1,787,248	1,673,748	6.78	1,416,525	26.17
	Cumulative	5,207,822	3,420,574	—	3,846,099	35.41
Profit before income tax	Specified Quarter	1,782,819	1,666,918	6.95	1,570,874	13.49
	Cumulative	5,236,167	3,453,348	—	3,966,476	32.01
Profit for the period	Specified Quarter	1,305,413	1,207,423	8.12	1,194,220	9.31
	Cumulative	3,797,996	2,492,583	—	2,925,634	29.82
Profit attributable to shareholders of the parent company	Specified Quarter	1,297,908	1,204,276	7.77	1,166,583	11.26
	Cumulative	3,772,199	2,474,291	—	2,877,923	31.07

Note:

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		3Q 2021	2Q 2021	% Change Increase (Q to Q)	3Q 2020	% Change Increase (Y to Y)
Operating revenue	Specified Quarter	8,319,248	4,673,682	78.00	4,000,617	107.95
	Cumulative	21,409,978	13,090,730	—	17,532,794	22.11
Net operating profit	Specified Quarter	1,031,923	1,025,064	0.67	911,296	13.24
	Cumulative	3,008,370	1,976,447	—	2,647,627	13.63
Profit before income tax	Specified Quarter	1,030,331	1,004,117	2.61	867,866	18.72
	Cumulative	3,005,713	1,975,382	—	2,578,428	16.57
Profit for the period	Specified Quarter	771,391	737,617	4.58	646,804	19.26
	Cumulative	2,199,575	1,428,184	—	1,904,082	15.52
Profit attributable to shareholders of the parent company	Specified Quarter	777,672	734,155	5.93	635,624	22.35
	Cumulative	2,200,320	1,422,648	—	1,882,378	16.89

Note:	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3.	Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		3Q 2021	2Q 2021	% Change Increase (Q to Q)	3Q 2020	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	2,197,748	1,759,062	24.94	1,466,448	49.87
	Cumulative	6,923,518	4,725,770	—	7,913,056	(12.51)
Net operating profit	Specified Quarter	236,148	203,699	15.93	232,566	1.54
	Cumulative	729,511	493,363	—	441,987	65.05
Profit before income tax	Specified Quarter	233,623	217,672	7.33	280,718	(16.78)
	Cumulative	748,065	514,442	—	475,094	57.46
Profit for the period	Specified Quarter	170,237	154,731	10.02	208,448	(18.33)
	Cumulative	547,448	377,211	—	345,250	58.57
Profit attributable to shareholders of the parent company	Specified Quarter	170,286	154,758	10.03	208,442	(18.31)
	Cumulative	547,517	377,231	—	345,233	58.59

Note: 1)	Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s 2021 third quarter earnings conference, which are based on KB Financial Group’s consolidated financial statements.

2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc. (Registrant)
Date: October 21, 2021	By: /s/ Hwan-Ju Lee
(Signature)
Name: Hwan-Ju Lee
Title: Senior Executive Vice President and Chief Finance Officer